CHINA WI-MAX COMMUNICATIONS, INC.
                        1905 SHERMAN STREET, SUITE #335
                                DENVER, CO 80203

                                October 26, 2009



Securities and Exchange Commission
Attn:  Larry Spirgel
100 F Street, Mail Stop 3720
Washington, DC 20549

Re:      China Wi-Max Communications, Inc.
         File No. 000-53268

Dear Mr. Spirgel:

     In response to Staff comment letter dated October 7, 2009, China Wi-Max Communications, Inc. acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                               Sincerely,

                                               CHINA WI-MAX COMMUNICATIONS, INC.

                                               /s/ Steven T. Berman
                                               ---------------------------------
                                               Steven T. Berman
                                               President